U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

    Braun                             Hugo                   E.
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   (Last)                            (First)              (Middle)

                               5840 Interface Drive
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                                    (Street)

   Ann Arbor                        Michigan                48103
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

Nematron Corporation  NMN

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

12/31/2002

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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [_]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)       (A)    (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Warrants to purchase                                                           Common
Common Stock        $0.30    03/23/01 P        500,000       03/23/01 03/31/06 Stock       500,000 $0.30    500,000 I        (1)
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Rights to convert
subordinated note                     J-1                                      Common
to Common Stock     $0.30    09/01/01 J-2      2,500,000     09/01/01 (2)      Stock     2,500,000 $0.30          0 I        (1)
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Rights to convert
subordinated note                                                              Common
to Common Stock     $0.18    12/29/01 J-2      1,666,666     09/01/01 (2)      Stock     2,500,000 $0.18  4,166,666 I        (1)
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Warrants to purchase                                                           Common
Common Stock                                                                   Stock                        131,785 I        (3)
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
Explanation of Responses:
J-1 Right to convert note to Common Stock at $0.30 per share.  On September 1,
    2001, this right became effective due to the issuer, Nematron Corporation, not complete a private equity offering by August 31, 2001.
J-2 The right to convert note to Common Stock issued on 09/01/01 contained a provision whereby the number of shares that could be acquired was adjusted upward if the closing price of Nematron's Common Stock was less than $0.30 per share for five consecutive trading days. As of December 29, 2001, the closing price of the underlying equity security was $0.18, so that the number of shares that could be acquired increased from 2,500,000 to 4,166,666, and increase of 1,666,666 shares.
(1) Warrants and subordinated note giving rise to the right to convert the principal balance of a subordinated note ($750,000) were issued to North Coast Technology Investors, LP, of which Mr. Braun is a partner.
(2) The rights continue until the principal balance of the note is paid in full or until the note is converted to Common Stock.
(3) Warrants issued to Onset BIDCO, of which Mr. Braun is a partner.


     /s/ Hugo E. Braun                                          04/05/02
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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